Greenhill Cogent

GREENHILL COGENT, LP

**STATEMENT OF FINANCIAL CONDITION
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

DECEMBER 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenhill Cogent, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Road, Suite 1200
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erich Ephraim 214-871-5403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Stephen Sloan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenhill Cogent, LP, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

KELLY LEIGH RUTLEDGE
Notary Public, State of Texas
Comm. Expires 12-06-2022
Notary ID 128462171

Signature

Authorized Signatory
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENHILL COGENT, LP

INDEX TO STATEMENT OF FINANCIAL CONDITION



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Managers
Greenhill Cogent, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Greenhill Cogent, LP (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.
February 28, 2019

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS:

Cash and cash equivalents	$	9,776,766
Accounts receivable, net		12,438,865
Due from affiliates		1,275
Total assets	$	22,216,906

LIABILITIES AND PARTNERS' CAPITAL:

Accounts payable and accrued expenses	$	68,702
Due to affiliates		8,866,187
Total liabilities	$	8,934,889

COMMITMENTS AND CONTINGENCIES (Notes 5 and 10)

PARTNERS' CAPITAL   13,282,017

Total liabilities and partners' capital	$	22,216,906

See accompanying notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2018

1. **ORGANIZATION**

Greenhill Cogent, LP (the "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). The Partnership is a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent"). Greenhill GP, LLC is a 0.1% General Partner (the "General Partner") and Greenhill Cogent Holdings, LP is the 99.9% Limited Partner (the "Limited Partner") of the Partnership, which are fully owned subsidiaries of the Parent. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market. As of January 1, 2019, Greenhill Cogent, LP was merged into Greenhill & Co., LLC, a wholly-owned subsidiary of the Parent. See "Note 11 – Subsequent Events" for further discussion of the merger.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The summary of significant accounting policies of the Partnership is presented to assist in understanding the Partnership's statement of financial condition. The statement of financial condition and notes are representations of the Partnership's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the statement of financial condition. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management. Significant estimates include the Partnership's assessment of potentially doubtful accounts receivable. Actual results could differ from management's estimates.

Cash and Cash Equivalents
Cash and cash equivalents includes amounts due from banks, and all highly liquid investments with original maturities of three months or less. The Partnership maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Partnership is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Cash equivalents primarily consist of money market funds and other short-term highly liquid investments with original maturities of three months or less and are carried at cost, plus accrued interest, which approximates the fair value due to the short-term nature of these investments.

Restricted Stock Units
During the year, the Parent issued restricted stock to employees of the Partnership. The fair value of restricted stock units granted to employees is recorded as compensation expense and generally amortized over a four to five year service period following the date of grant or in full on the third or fifth anniversary of the grant date. Compensation expense is determined based upon the fair market value of the Parent's common stock on the date of grant. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to each subsidiary based upon the fair market value of the awards granted to Partnership employees. See "Note 7 – Restricted Stock Units".

Accounts Receivable, net
Management analyzes the accounts receivable on a periodic basis and accounts are reserved when they are considered doubtful and written off when they are deemed uncollectible. Receivables are stated net of an

allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Partnership by utilizing past client transaction history and an assessment of the client's creditworthiness. The Partnership did not write off any accounts receivable during the year ended December 31, 2018.

Concentrations of Credit Risk
Credit risk related to transaction fees receivable is disbursed across a large number of clients. The Partnership controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Income Taxes
The Partnership's Parent is a corporate taxpayer. The Partnership is a limited partnership which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Partnership's statement of financial condition. The Partnership follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its statement of financial condition uncertain tax positions taken or expected to be taken on its income tax returns. The Partnership determined there was no requirement to accrue any liabilities as of December 31, 2018.

Revenue Recognition
The Partnership adopted ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018.

The Partnership recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Partnership must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Partnership satisfies a performance obligation.

The Partnership recognizes Transaction income for Capital Advisory Transaction engagements as the services are provided to the client, based on the terms of the engagement letter. The performance obligation is satisfied only when the client enters into a signed Transfer Agreement, and revenue is recognized on the effective date of the Transfer Agreement at the close of the transaction on which the fees are based.

For Valuation engagements, the Partnership is engaged to provide a valuation report to the client. The performance obligation is satisfied only upon the delivery of a completed valuation report, which is at a point in time versus over time. Thus, the Partnership recognizes revenue on valuation engagements upon completion and delivery of the valuation report to the client.

The Partnership's clients reimburse certain expenses incurred by the Partnership in the conduct of capital advisory transaction and valuation engagements.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers" codifying ASC 606, Revenue Recognition – Revenue from Contracts with Customers, which supersedes the guidance in former ASC 605, Revenue Recognition. The Partnership adopted this standard on January 1, 2018 utilizing the modified retrospective approach and applied the standard to contracts that were not completed at this time. The Partnership adopted the standard on its required effective date of January 1, 2018 and determined its impact to be immaterial on its statement of financial condition. The Partnership also changed the

presentation of certain reimbursed costs from a net presentation prior to adoption to a gross presentation following adoption.

Accounting Developments

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). ASU 2016-02 requires the recognition of lease assets and lease liabilities for operating leases, among other changes. This ASU also requires expanded disclosures about the nature and terms of leases. The Partnership will adopt this standard effective on January 1, 2019 under a modified retrospective approach.

Companies are allowed to apply transition provisions at either (1) the later of the earliest comparative period presented and the lease commencement date or (2) the effective date. The Partnership plans to apply the transition provisions as of the effective date for the Partnership on January 1, 2019. The Partnership also plans to elect to apply practical expedients that are provided in the standard. The practical expedients allow companies to not reassess whether expired or existing contracts are or contain leases, not reassess lease classification for expired or existing leases (e.g., existing operating leases will be classified as operating leases), and not reassess initial direct costs for existing leases.

The Partnership has evaluated the impact of the adoption of ASU 2016-02 on the Partnership's statement of financial condition, including the anticipated gross up for leased right-of-use assets and liabilities for the present value of future lease obligations on the statement of financial condition. Although the Partnership's real estate leases are maintained by the Parent, as discussed in "Note 10 – Commitments and Contingencies," they are embedded leases for the Partnership, and therefore will be recorded on the Partnership's statement of financial condition upon adoption of the new standard. The Partnership estimates that as of January 1, 2019, the change will increase both the Partnership's assets and liabilities by approximately $3 million.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). This ASU will change how companies measure credit losses on most financial instruments, including accounts receivable. Companies will be required to estimate lifetime expected credit losses, which is generally expected to result in earlier recognition of credit losses. The Partnership is currently evaluating the impact of the future adoption of ASU 2016-13 on the Partnership's statement of financial condition. The standard is effective for the Partnership on January 1, 2020 under a modified retrospective approach.

3. **CASH AND CASH EQUIVALENTS**

As of December 31, 2018, the carrying value of the Partnership's cash was $5.2 million and the carrying value of the Partnership's cash equivalents was $4.6 million for a total Cash and cash equivalents balance of $9.8 million.

The carrying value of the Partnership's cash equivalents approximates fair value. See "Note 4 – Fair Value of Financial Instruments."

4. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Assets and liabilities are classified in their entirety based on their lowest level of input that is significant to the fair value measurement. As of December 31, 2018, the Partnership had Level 1 assets measured at fair value.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2018

The following table sets forth the measurement at fair value on a recurring basis of the investments in money market funds and other short-term highly liquid instruments. The investments are categorized as a Level 1 asset, as their valuation is based on quoted prices for identical assets in active markets. See "Note 3 – Cash and Cash Equivalents".

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2018
Assets				
Cash equivalents	$ 4,563,074	$ —	$ —	$ 4,563,074
Total	$ 4,563,074	$ —	$ —	$ 4,563,074

5. **REGULATORY REQUIREMENTS**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Partnership to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. At December 31, 2018, the Partnership had net capital of $750,615, which was $154,955 in excess of its minimum net capital requirement of $595,660. The Partnership handled no customer securities or accounts during the year ended December 31, 2018 and, accordingly, is not subject to the requirements under SEC Rule 15c3-3. Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

6. **RELATED PARTY TRANSACTIONS**

The Partnership operates under an expense-sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. In accordance with the expense-sharing agreement, the Partnerships' share of these expenses is 75% of deemed appropriate expenses incurred by the Limited Partner. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities. Amounts due to the Limited Partner totaled $8,093,216 at December 31, 2018 for allocated expenses not yet paid.

The Parent issues restricted stock to employees of the Partnership. The restricted stock units granted to employees is determined based upon the fair market value of the Parent's common stock on the date of grant and generally amortized over a five year service period. As the Parent expenses the awards, the restricted stock units recognized are recorded in the Parent's equity and then allocated to the Partnership. See "Note 7 – Restricted Stock Units".

The Partnership has a revenue sharing agreement with an affiliate, Greenhill & Co. Australia Pty, Ltd., for services provided in assisting on client engagements during the year. For the year ended December 31, 2018, there was a payable balance of $622,970 included in Due to affiliates on the Statement of Financial Condition.

Additionally, the Partnership has a services agreement with an affiliate, Greenhill & Co. Asia, Ltd. for general, administrative and other operating expenses for services provided to the Partnership. For the year ended December 31, 2018, the Partnership had no payables outstanding.

7. RESTRICTED STOCK UNITS

The Partnership participates in an equity incentive plan of the Parent, to motivate its employees and allow them to participate in the ownership of its stock. Under the equity incentive plan, restricted stock units, which represent a right to future payment equal to one share of the Parent's common stock, may be awarded to employees. Awards granted under the plan generally vest ratably over a period of five years beginning on the first anniversary of the grant date or in full on the fifth anniversary of the grant date.

To the extent the restricted stock units are outstanding at the time a dividend is paid on the common stock, a dividend equivalent amount is paid to the holders of the restricted stock units. In the event that the holder's employment is terminated under circumstances in which units awarded under the plan are forfeited, any dividend equivalent payments related to such forfeiture, which are unvested for accounting purposes, are required to be repaid to the Limited Partner.

Restricted stock units are issued to employees under the equity incentive plan primarily in connection with annual bonus awards and compensation agreements for new hires.

During 2018, the number of units granted to employees of the Limited Partner was 277,099 with a weighted average fair value of $16.80. The fair value is based on the market price of the Parent's common stock at the grant date of the award.

8. PARTNERS' CAPITAL

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

The Partnership distributes excess cash to partners on a pro-rata basis in accordance with their respective partnership interests. Distributions totaled $35,000,000 for the year ended December 31, 2018.

9. RETIREMENT PLAN

The Limited Partner sponsors a contributory retirement plan (the "Plan") for its employees. The Plan is intended to qualify for tax-deferred treatment under Section 401(k) of the Internal Revenue Code. The Limited Partner may make discretionary profit-sharing contributions to the Plan. The Limited Partner's discretionary contributions vest at date of contribution.

10. **COMMITMENTS AND CONTINGENCIES**

The leases for the Partnership's primary office spaces are maintained by the Parent. Under an expense sharing agreement, the Partnership records and/or funds directly its allocated portion of the lease payments. As of December 31, 2018, the approximate aggregate minimum future rental payments for the leased space used by the Partnership and its portion of the lease payments allocated by the Parent or funded directly by the Partnership were as follows:

2019	654,930
2020	414,190
2021	414,190
2022	414,190
2023	414,190
Thereafter	655,800
Total	$ 2,967,490

The Partnership is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Partnership does not believe any such proceedings will have a material adverse effect on its results of operations.

11. **SUBSEQUENT EVENTS**

Subsequent to the close of business on December 31, 2018, and prior to the start of business on January 1, 2019, the Partnership merged with an affiliated entity, Greenhill & Co., LLC. The Partnership, after FINRA approval, is now operating as Greenhill & Co., LLC, and is currently in the FINRA 60 day withdrawal of membership period.